Industrias Bachoco Announces Third Quarter Results

CELAYA, Mexico, Oct. 24, 2013 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the third quarter ("3Q13") and first nine months of 2013("9M13") ended September 30, 2013. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("Pesos" or "Ps.").

HIGHLIGHTS- 2013 vs 2012

  Net sales decreased 4.7% in 3Q13
  EBITDA margin was 6.0% for 3Q13 and 11.4% for 9M13
  Earnings per basic and diluted share totaled Ps. 0.59 or Ps. 7.07 per ADR for in 3Q13.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated, "This was a typical third quarter for the Company, in terms of seasonality, with chicken prices at their weakest.

Nevertheless, we continued to post positive results and margins in all of our main business lines, with chicken volumes fully recovering by the end of the third quarter as we had anticipated.

As a result, we estimate that our chicken market share has been recovered, thanks to the confidence of our clients in our company and the excellent job of our sales force.

Additionally, we faced a tough basis of comparison due to strong results posted in the third quarter of 2012, which was atypically strong, in terms of seasonality for the poultry industry.

Lastly, our CAPEX were entirely financed with internal resources and our balance sheet remains solid, with strong cash levels."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2012.

	QUARTER		ACCUMULATED
In millions of pesos	3Q13	3Q12	Var.	2013	2012	Var.
Net sales	9,437.0	9,901.0	-4.7%	29,972.4	28,642.7	4.6%
Net sales Mexico	7,296.8	7,758.4	-5.9%	23,527.8	22,721.6	3.5%
Net sales in the U.S.	2,140.2	2,142.6	-0.1%	6,444.6	5,921.1	8.8%
Cost of sales	8,155.5	8,342.6	-2.2%	24,705.3	24,222.7	2.0%
Gross profit	1,281.5	1,558.4	-17.8%	5,267.1	4,420.0	19.2%
SG&A	827.5	839.9	-1.5%	2,448.8	2,498.5	-2.0%
Other income (expense)	-80.9	63.7	-227.0%	31.7	17.4	82.0%
Operating Income	373.1	782.2	-52.3%	2,850.0	1,938.9	47.0%
Net profit	353.5	627.5	-43.7%	2,363.2	1,604.9	47.2%
Weighted average Shares	600,000	599,749		599,991	598,647

NET SALES

The Company's 3Q13 net sales totaled Ps. 9,437.0 million, 4.7% below the Ps. 9,901.0 million reported in 3Q12. This mainly resulted from lower chicken prices in the Mexican market and a drop in chicken volume compared to 3Q12. This was partially offset by an increase in egg sales, while the rest of the Company's business lines had mixed results.

In 3Q13, sales of our U.S. operations represented 23.0%% of total sales, compared with 22.0% in 3Q12.

Total sales for the 9M13 increased 4.6% when compared with the same period of 2012.

GROSS PROFIT

Cost of sales totaled Ps. 8,155.5 million, 2.2% lower than Ps. 8,342.6 million reported in the same period of 2012, mainly due to lower volume sold and steady unit costs of sales.

This resulted in gross profit of Ps. 1,281.5 million and a gross margin of 13.6% in 3Q13, compared to a gross profit of Ps. 1,558.4 million, and a gross margin of 15.7% in 3Q12.

Meanwhile, gross profit for 9M13 was Ps. 5,267.1, 17.6% higher than Ps. 4,420.0 million reached in the same period of 2012. Gross margin was 17.6% and 15.4% in the same periods of 2013 and 2012, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

In 3Q13, total selling, general and administrative expenses reached Ps. 827.5 million, compared to Ps. 839.9 million reported in 3Q12; this represented 8.8% and 8.5% over the total sales respectively, as a result of strict expense controls.

OTHER INCOME (EXPENSE), NET

The "other income (expense)"line includes mainly the selling of unused assets as well as the selling of hens and other by-products. We record such sales as expenses when the sale price is lower than the book value of those assets.

In 3Q13, the amount was an expense of Ps. 80.9 million, compared with other income of Ps. 63.7 million reported in 3Q12, mainly attributed to gain in sales of several unused assets and E-1 effect.

During the first nine months of 2013, the Company recorded other income of Ps. 31.7 million compared to other income of Ps. 17.4 million recorded in the 9M12.

OPERATING INCOME

Operating income in 3Q13 totaled Ps.373.1 million, which represents an operating margin of 4.0%, compared with Ps.782.2 million of income and 7.9% margin reported in 3Q12; the decrease in the operating income is mainly attributed to a lower gross profit.

In 9M13, operating income was Ps. 2,871.5 million, representing an operating margin of 9.6%, compared with Ps. 1,912.4 million of income and a 6.7% margin reported in the same period of 2012, which reflects a strong performance of the Company in 9M13.

NET FINANCING INCOME

In the third quarter of 2013, the Company reported net financing income of Ps. 60.8 million, compared to Ps. 19.9 million in net finance income reported in 3Q12. The change is mainly attributed to higher interest income and exchange rate gains.

Net finance income for the 9M13 totaled Ps. 111.6 million, compared with income of 113.0 million in 9M12.

TAXES

Industrias Bachoco and all of its subsidiaries file separate income tax returns. Total taxes in 3Q13 were Ps. 80.0 million and Ps. 595.1 for 9M13.

NET INCOME

Net income in 3Q13 was Ps. 353.5 million, representing Ps. 0.59 per share or Ps. 7.07 per ADR, compared with a net income of Ps. 627.5 million, which represents Ps. 1.05 per share or Ps. 12.56 per ADR reported in 3Q12.

Net income for 9M13 totaled Ps. 2,363.2 million, or Ps. 3.94 per share or Ps. 47.26 per ADR, compared to net income of Ps. 1,604.9 million or Ps. 2.68 per share or Ps. 32.17 per ADR.

EBITDA

EBITDA in 3Q13 reached Ps. 561.8 million, representing an EBITDA margin of 6.0%, compared to EBITDA of Ps. 1,018.7 million in 3Q12 with an EBITDA margin of 10.3%.

Meanwhile EBITDA for the first 9M13 totaled Ps. 3,407.0 million, or 11.4% of margin, compared with EBITDA of Ps. 2,669.0 million or 9.3% EBITDA margin in the same period of 2012.

The following chart shows reconciliation of EBITDA and adjusted EBITDA to consolidated net income.

EBITDA
	THIRD QUARTER		FIRST NINE MONTHS
	As of Sept 30,		As of Sept 30,
In million pesos	2013	2012	2013	2012
Net income	353.5	627.5	2,363.2	1,604.9
Income tax expense (benefit)	80.0	172.4	595.1	443.0
Share of results in associates	0.4	2.2	3.4	4.1
Net finance (income) expense	(60.8)	(19.9)	(111.6)	(113.0)
Depreciation and amortization	188.7	236.6	557.0	730.1
EBITDA RESULT	561.8	1,018.7	3,407.0	2,669.0
EBITDA margin	6.0%	10.3%	11.4%	9.3%
Other expense (income) net	80.9	(63.7)	(31.7)	(17.4)
Adjusted EBITDA result	642.7	955.1	3,375.3	2,651.7
Adjusted EBITDA Margin	6.8%	9.6%	11.3%	9.3%
Net revenues	9,437.0	9,901.0	29,972.4	28,642.7

BALANCE SHEET data

Cash and equivalents as of September 30, 2013, totaled Ps. 7,801.0 million compared to Ps. 5,138.1 million reported as of December 31, 2012.

As of September 30, 2013, total debt was Ps. 2,331.0 million compared to Ps. 2,741.2 million reported as of December 31, 2012.

Net debt was negative Ps. 5,470.0 million as of September 30, 2013, compared with a negative net debt of Ps. 2,396.9 million as of December 31, 2012.

CAPITAL EXPENDITURES

Total CAPEX in 3Q13 was Ps. 86.3 million and Ps. 419.4 million for 9M13. CAPEX was mainly allocated toward productivity projects and maintenance.

ANALYST COVERAGE

INSTITUTION	ANALYST	CONTACT INFO
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
BBVA Bancomer	Fernando Olvera	fernando.olvera@bbva.com
Actinver	Toe Matsumura Eduardo Fonseca	tmatsumura@actinver.com.mx efonseca@actinver.com.mx

STOCK INFORMATION

			As of September 30, 2013
Total Shares			600,000,000
Total free float			17.25%
Total shares in treasury			0
Market cap (millions)			Ps.	25,800
	BMV		NYSE
Ticker Symbol	Bachoco		IBA
Closing price	Ps.	43.00	USD$	39.47
Maximum closing price in 2013	45.13		43.08
Minimum closing price in 2013	28.80		26.23
Stock price yield in 2013	42.7%		41.4%

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of Ps. 13.1225 per US$1, which corresponds to the rate at the close of September 30, 2013, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

Consolidated Statement of Financial Position
-Unaudited-
	As of Sept 30,		As of Dec 31,
In million pesos	Pesos	U.S. Dollar	2012
TOTAL ASSETS	29,045.7	2,208.8	28,090.1
Total current assets	14,844.3	1,128.8	14,089.3
Cash and cash equivalents	7,801.0	593.2	5,138.1
Total accounts receivable	2,032.7	154.6	2,385.3
Inventories	4,663.1	354.6	6,259.6
Other current assets	347.6	26.4	306.3
Net property, plant and equipment	11,864.5	902.2	11,949.5
Other Assets	2,336.8	177.7	2,051.2
TOTAL LIABILITIES	7,918.0	602.1	9,001.4
Total current liabilities	3,951.8	300.5	4,820.9
Notes payable to banks	817.7	62.2	1,206.1
Accounts payable	2,330.3	177.2	2,925.9
Other taxes payable and other accruals	803.8	61.1	688.9
Total long-term liabilities	3,966.1	301.6	4,180.4
Long-term debt	1,513.2	115.1	1,535.1
Other non current liabilities	130.8	9.9	100.1
Deferred income taxes	2,322.1	176.6	2,545.3
TOTAL STOCKHOLDERS' EQUITY	21,127.7	1,603.6	19,088.7
Capital stock	1,174.4	89.3	1,174.4
Commission in shares issued	399.6	30.4	399.6
Repurchased shares	99.6	7.6	99.5
Retained earnings	18,345.8	1,395.1	16,405.2
Others accounts	1,068.1	81.2	973.3
Non controlling interest	40.1	3.0	36.7
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	29,045.7	2,208.8	28,090.1

Consolidated Statement of Income
THIRD QUARTER RESULTS
-Unaudited-	As of Sept 30,
				U.S. Dollar (1)
In millions pesos	2013	2012	Var.	2013
Net revenues	9,437.0	9,901.0	-4.7%	717.6
Cost of sales	8,155.5	8,342.6	-2.2%	620.2
Gross profit	1,281.5	1,558.4	-17.8%	97.5
Selling, general and administrative expenses	827.5	839.9	-1.5%	62.9
Other income (expenses), net	(80.9)	63.7	-227.0%	(6.2)
Operating income	373.1	782.2	-52.3%	28.4
Net finance income	60.8	19.9	205.6%	4.6
Income tax	80.0	172.4	-53.6%	6.1
Non-controlling interest	(0.4)	(2.2)	-84.1%	(0.0)
Net controlling interest profit	353.5	627.5	-43.7%	26.9
Basic and diluted earnings per share	0.59	1.05	-43.7%	0.6
Basic and diluted earnings per ADR	7.07	12.56	-43.7%	7.1
Weighted average Shares outstanding (thousands)	600,000	599,749	0.0%	600,000
EBITDA Result	561.8	1,018.7	-44.8%	42.7
EBITDA margin	6.0%	10.3%		6.0%
Gross margin	13.6%	15.7%		13.6%
Operating margin	4.0%	7.9%		4.0%
Net margin	3.7%	6.3%		3.7%

FIRST NINE MONTHS OF 2013
-Unaudited-	As of Sept 30,
				U.S. Dollar (1)
In millions pesos	2013	2012	Var.	2013
Net revenues	29,972.4	28,642.7	4.6%	2,279.3
Cost of sales	24,705.3	24,222.7	2.0%	1,878.7
Gross profit	5,267.1	4,420.0	19.2%	400.5
Selling, general and administrative expenses	2,448.8	2,498.5	-2.0%	186.2
Other income (expenses), net	31.7	17.4	82.0%	2.4
Operating income	2,850.0	1,938.9	47.0%	216.7
Net finance income	111.6	113.0	-1.2%	8.5
Income tax	595.1	443.0	34.3%	45.3
Non-controlling interest	(3.4)	(4.1)	-16.0%	(0.3)
Net controlling interestprofit	2,363.2	1,604.9	47.2%	179.7
Basic and diluted earnings per share	3.94	2.68	46.9%	3.9
Basic and diluted earnings per ADR	47.26	32.17	46.9%	47.3
Weighted average Shares outstanding (thousands)	599,991	598,647		599,991
EBITDA Result	3,407.0	2,669.0	27.6%	259.1
EBITDA margin	11.4%	9.3%		11.4%
Gross margin	17.6%	15.4%		17.6%
Operating margin	9.5%	6.8%		9.5%
Net margin	7.9%	5.6%		7.9%

Consolidated Statement of Cash Flows
-Unaudited-
	As of Sept 30,
			U.S. Dollar
In million of pesos	2013	2012	2013
NET MAJORITY INCOME BEFORE INCOME TAX	2,958.3	2,047.9	225.0
ITEMS THAT DO NOT REQUIRE CASH:	-	-	-
ITEMS RELATING TO INVESTING ACTIVITIES:	715.5	793.1	54.4
Depreciation and others	557.0	730.1	42.4
Income (loss) on sale of plant and equipment	158.5	63.0	12.1
Other Items	-	-	-
ITEMS RELATING TO FINANCING ACTIVITIES:	96.6	55.1	7.3
Interest income (expense)	96.6	55.1	7.3
Other Items	-	-	-
NET CASH GENERATED FROM NET INCOME BEFORE TAXES	3,770.4	2,896.1	286.7
CASH GENERATED OR USED IN THE OPERATION:	1,361.1	(1,192.5)	103.5
Decrease (increase) in accounts receivable	244.3	22.3	18.6
Decrease (increase) in inventories	1,490.4	(1,233.7)	113.3
Decrease (increase) in accounts payable	(595.5)	(151.5)	(45.3)
Decrease (increase) in other liabilities	221.9	170.4	16.9
NET CASH FLOW FROM OPERATING ACTIVITIES	5,131.4	1,703.6	390.2
NET CASH FLOW FROM INVESTING ACTIVITIES	(427.1)	(483.4)	(32.5)
Acquisition of property, plant and equipment	(419.4)	(664.6)	(31.9)
Proceeds from sales of property plant and equipment	49.2	19.5	3.7
Other Items	(56.9)	161.7	(4.3)
CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN			-
FINANCING ACTIVITIES	4,704.3	1,220.2	357.7
Net cash provided by financing activities:	(701.8)	(614.3)	(53.4)
Proceeds from loans	592.0	854.2	45.0
Principal payments on loans	(1,001.3)	(1,485.0)	(76.1)
Dividends paid	-	-	-
Other items	(292.5)	16.6	(22.2)
Net increase (decrease) in cash and equivalents	2,662.9	1,489.6	202.5
Cash and investments at the beginning of year	5,138.1	3,036.4	390.7
CASH AND INVESTMENTS AT END OF PERIOD	7,801.0	4,526.0	593.2

FINANCIAL INSTRUMENTS
Third Quarter 2013
Thousands of Mexican Pesos, as of September 30, 2013
Type of Financial Instrument	Objective						Reasonable Value		Amounts Due By Year
		Notional	Value of the Related Commodity							Guaranties Required
			3Q-2013		2Q-2013		3Q-2013	2Q-2013
Forwards and Knock out forwards.	Hedge and negotiation	$ 2,794	$13.15		$12.98		$ 195	$ 649		The deals consider the possibility of margin calls but not another kind of guarantee

Futures for corn, Soybean meal and soy oil.	Hedge	$ 220,332	Month	Price	Month	Price	-$ 8,009	-$ 4,384	45.8% in 2013 and 54.2% in 2014
			Corn		Corn
			in USD per bushel		in USD per bushel
			DEC-2013	$4.4150	JUL-2013	$6.7925
			MARCH-2014	$4.5450	SEP-2013	$5.4725
			MAY-2014	$4.6225
			JUL-2014	$4.6900
			SEP-2014	$4.7375
			DEC-2014	$4.8100
			Soybean Meal		Soybean Meal
			In USD per ton		In USD per ton
			DEC-2013	$405.40	AUG-2013	$434.90
			JAN-2014	$403.30	SEP-2013	$400.70
			MARCH-2014	$394.50
			MAY-2014	$385.40
			JUL-2014	$382.20
			AUG-2014	$376.90
			SEP-2014	$365.60
			OCT-2014	$348.40
			DEC-2014	$345.40
			Soy Oil
			En US cents per pound
			DEC-2013	$41.10
			JAN-2014	$41.40
			MARCH-2014	$41.71

Options for corn	Hedge and negotiation	$ 773	Month	Price	Month	Price	$ 773	-$ 139	2013
			Corn		Corn
			in USD per bushel		in USD per bushel

			DEC-2013	$4.4150	SEP-2013	$5.4725

Notes:

  As of September 30, 2013, total financial instruments do not exceed 5% of total assets.
  A negative value means an unfavorable effect for the Company.
  The notional value represents the net position as of September 30, 2013, at the exchange rate of Ps. 13.15 per one dollar.

Third Quarter 2013
Thousands of Mexican Pesos, as of September 30, 2013							PROBABLE SCENARIO
Type of Financial Instrument	Reasonable Value	Value of the Related Commodity			Effect on the Income Statement
	As of September 30, 2013	Reference Value				Effect on the Cash Flow(3)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards and Knock out forwards. (1)	$ 195	$ 12.82	$ 13.48	$ 13.81	Direct	$ 125	$ 265	$ 335

		-5%	5%	10%		-5%	5%	10%
Futures of corn: (2)	-$ 8,009	$ 4.194	$ 4.636	$ 4.857	The effect will materialize as the inventory is consumed	-$ 19,025	$ 3,008	$ 14,025

Futures of soybean meal: (2)		$ 385.13	$ 425.67	$ 445.94
Futures for Soy oil (2)		$ 39.05	$ 43.16	$ 45.21
Options for corn (2)	$ 773					-$ 446	$ 1,282	$ 672

Notes:

  A negative value means an unfavorable effect for the Company.
  Corn and soybean meal are presented in US dollars per bushel and per short-tones respectively. In the case of soy oil is presented in US cents per pound.
  Even when table set above shows corn, soybean meal and soy oil prices for contracts of December, the effect on the cash flow corresponds to the total positions effects.

(1) The reference value is the exchange rate: $13.15 pesos per one dollar, as of Sept. 30, 2013.

(2) The reference value is the futures of corn for December 2013, $4.4150 USD/bushel and, soybean meal for December 2013, $405.4 USD/ton. For soy oil the reference value is $41.10 US cents per pound, for December 2013.

(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

Industrias Bachoco, S.A.B. de C.V.
Third Quarter 2013
Thousands of Mexican Pesos, as of September 30, 2013										STRESS SCENARIO
	Reasonable Value	Value of the Related Commodity				Effect on the Income Statement	Effect on the Cash Flow(1)
Type of Instrument	As of September 30, 2013	Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forwards and Knock Out Forwards	$ 195	$6.58	$9.86	$16.44	$19.73	Direct	-$2,350	-$953	$894	$ 1,593

(1) The reference value is the exchange rate: $13.15 pesos per one dollar as of September 30, 2013.

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally.

The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people. In 2012, the Company reported net sales of Ps. 39.3 billion.

The Company is rated AA (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: Media Contact: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco